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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year end December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the transition period from                              to

Commission file number 1-11961

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: CARRIAGE SERVICES 401(K) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CARRIAGE SERVICES, INC. 1900 St. James Place, Fourth Floor, Houston, Texas 77056

REQUIRED INFORMATION

a.    Financial Statements.    The following financial statements are furnished for the Plan.

  1.
  Audited Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000.

  2.
  Audited Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000.

  3.
  Notes to Financial Statements.

  4.
  Schedules:

  (a)
  Assets Held for Investment Purposes

b.    Exhibits

    None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CARRIAGE SERVICES, INC. 401 (k) Plan
By:	/s/ THOMAS C. LIVENGOOD Thomas C. Livengood Executive Vice President and Chief Financial Officer	Date: June 27, 2002

CARRIAGE SERVICES 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT ACCOUNTANTS
for the years ended December 31, 2001 and 2000

CARRIAGE SERVICES 401(K) PLAN
TABLE OF CONTENTS

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 8
Supplemental Schedule*:
Schedule H, Item 4i—Assets Held for Investment Purposes as of December 31, 2001	10

*
Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j—Reportable Transactions for the year ended December 31, 2001 has been omitted because all investment transactions in the Plan were participant directed.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Carriage Services, Inc.:

        We have audited the accompanying statement of net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Item 4i—Assets Held for Investment Purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/  HAM, LANGSTON & BREZINA, L.L.P.

Houston, Texas
June 24, 2002

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001		2000
ASSETS
Investments:
Registered investment companies (mutual funds) at market value:
Dreyfus Founders Growth Fund	$1,567,241	*	$1,523,738	*
MCM Stable Asset Fund	1,275,733	*	1,442,534	*
Scudder Large Company Value Fund	1,477,732	*	1,440,872	*
Wasatch Core Growth Fund	1,672,328	*	1,271,916	*
Lazard Small Capital Portfolio	936,186	*	785,298	*
UBS International Equity Fund	477,230	*	621,209	*
Credit Suisse Emerging Markets Fund	257,933		240,786
Dreyfus GNMA Fund	268,843		208,251
Strong Government Securities Fund	222,638		197,086
Credit Suisse Global Fixed Income Fund	127,607		157,241
Loomis Bond Fund	162,623		144,588
Loomis Retail Bond Fund	35,750		35,112
Loomis Institutional Bond Fund	2,054		—
Citi S&P 500 Index Fund	38,288		6,131
Smith Barney Money Fund, Inc. Government Portfolio	55,173		794

Total mutual funds	8,577,359		8,075,556
Carriage Services, Inc. Class A common stock	531,554	*	144,400

Total investments	9,108,913		8,219,956

Participant loans receivable	234,536		214,801

Contributions receivable:
Employer	6,575		8,374
Employee	40,976		52,112

Total contributions receivable	47,551		60,486

Total assets	9,391,000		8,495,243

LIABILITIES
Excess contributions payable	—		155,633

Total liabilities	—		155,633

Net assets available for benefits	$9,391,000		$8,339,610

*
Represents investments comprising at least 5% of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income
Dividends	$507,957	$615,559
Interest	14,583	11,879

Total investment income	522,540	627,438

Contributions
Employer	172,828	266,961
Employee	1,585,661	1,739,498
Rollovers	3,336	75,308

Total contributions	1,761,825	2,081,767

Total additions	2,284,365	2,709,205

Deductions from net assets attributed to:
Benefit payments	950,731	1,116,352
Net depreciation in fair value of investments	279,644	899,926
Excess contributions	—	155,633
Administrative expenses	2,600	2,600

Total deductions	1,232,975	2,174,511

Net increase	1,051,390	534,694
Net assets available for benefits, beginning of year	8,339,610	7,804,916

Net assets available for benefits, end of year	$9,391,000	$8,339,610

The accompanying notes are an integral part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

        The Carriage Services 401(k) Plan (the "Plan") was originally established by Carriage Funeral Holdings, Inc. (the "Company") through the adoption of the Powell, Townsend & Associates, Inc. Regional Prototype 401(k) Plan and Trust effective March 19, 1993. The Plan was amended and restated effective January 1, 1998 upon adoption of the Travelers Insurance Company Flexible Nonstandardized Safe Harbor Prototype 401(k) Profit Sharing Plan. The restated plan provisions are not significantly changed from the Plan as originally adopted. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so. Upon termination, assets would be distributed to the participants.

  Eligibility and Contribution

        Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age. Plan entry date is on January 1st and July 1st immediately following employment and meeting the service requirements. Participants may make an elective contribution on a tax-deferred basis of up to the statutory maximum allowable dollar contribution, subject to certain limitations provided for in the Code. The Company elected to contribute on behalf of each participant an amount equal to 25 percent of the participant's contribution up to 5 percent of the participant's compensation during 2001 and 2000.

        Participant contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $-0- and $155,633 has been reflected in the statements of net assets available for benefits as of December 31, 2001 and 2000, respectively.

  Allocation of Employer Contributions

        For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

  Participant Loans

        A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years. Participant loans outstanding as of December 31, 2001 and 2000 totaled $234,536 and $214,801, respectively. As of December 31, 2001 such participant loans bore interest at rates ranging from 9.75% to 10.75% per year.

  Investment Options

        As of December 31, 2001 and 2000, participants could direct the investment of their accounts in the following investment options offered through the plan custodian, Smith Barney Corporate Trust Company:

        Dreyfus Founders Growth Fund—A mutual fund that invests in common stocks of established companies with market capitalizations of greater than $500 million and with, in the view of the fund manager, an above average prospect for growth.

        MCM Stable Asset Fund—A mutual fund with the investment objective of total return consistent with low risk and liquidity. This fund invests primarily in short to intermediate term debt securities.

        Scudder Large Company Value Fund—A mutual fund with the investment objective of long-term capital growth while providing current income and growth in income. This fund invests primarily in common stocks and convertible securities of companies that pay current dividends and that, in the view of the fund manager, offer the prospect of growth of earnings.

        Wasatch Core Growth Fund—A mutual fund with the investment objective of aggressive growth. This fund invests primarily in common stock of companies that, in the view of the fund manager, have superior growth potential.

        Lazard Small Capital Portfolio—A mutual fund with the investment objective of outperforming the Russell 2000 Index. This fund invests primarily in companies with market capitalization of less than $1 billion.

        UBS International Equity Fund—A mutual fund that invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.

        Credit Suisse Emerging Markets Fund—A fund seeking growth of capital by investing primarily in equity securities of companies in emerging markets.

        Dreyfus GNMA Fund—A mutual fund with the investment objective of producing the highest level of current income which is consistent with preservation of capital by investing principally in securities issued by the Government National Mortgage Association ("GNMA").

        Strong Government Securities Fund—A mutual fund with the investment objective of producing high current income and total return by investing in medium and longer term U.S. government securities. This fund invests only in investment grade bonds.

        Credit Suisse Global Fixed Income Fund—A mutual fund with the investment objective of maximum total return consistent with prudent investments. This fund invests approximately 65% of assets in fixed income securities in at least three countries.

        Loomis Bond Fund—A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

        Loomis Retail Bond Fund—A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

        Loomis Institutional Bond Fund—A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

        Citi S&P 500 Index Fund—A mutual fund with the investment objective of mirroring the investment return of the Standard & Poors 500 Index. The fund invests in the equity securities of the 500 major United States companies that comprise the S&P 500 index.

        Smith Barney Money Fund, Inc. Government Portfolio—A portfolio with the investment objective of providing maximum current income consistent with the conservation of capital. The portfolio maintains a dollar-weighted average maturity of 90 days or less, and all securities have effective maturities of 13 months or less.

        Carriage Services, Inc. Class A Common Stock—Equity securities of the Company.

  Vesting

        Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:

Years of Service	Percent of Nonforfeitable Interest
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

        For purposes of vesting, a year of service is 500 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Forfeited amounts available to be utilized to reduce employer contributions as of December 31, 2001 and 2000 were $6,170 and $57,460, respectively.

  Retirements and Terminations

        In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

  Administration

        The Plan is administered by the Company. Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. The Plan trustee and custodian of the Plan's assets is Salomon Smith Barney Corporate Trust Company. CitiStreet Retirement Plan Services is the recordkeeper for the Plan.

        All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company. Loan fees are paid by the participant.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The Plan's financial statements have been prepared on the accrual basis of accounting.

  Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Investments

        Investments are carried at fair value based on quoted market prices in an active market.

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

  Reclassifications

        Certain amounts presented in the accompanying financial statements at December 31, 2000 have been reclassified to conform to the presentation used at December 31, 2001. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits.

3.    Investments in Mutual Funds

        Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 2001 and 2000:

December 31, 2001	Shares	Current Value
Dreyfus Founders Growth Fund	148,835.0158	$1,567,241
MCM Stable Asset Fund	103,589.0136	1,275,733
Scudder Large Company Value Fund	66,035.9733	1,477,732
Wasatch Core Growth Fund	48,240.8353	1,672,328
Lazard Small Capital Portfolio	52,981.4461	936,186
UBS International Equity Fund	59,135.0158	477,230
Credit Suisse Emerging Markets Fund	33,680.9251	257,933
Dreyfus GNMA Fund	18,424.6290	268,843
Strong Government Securities Fund	20,633.7366	222,638
Credit Suisse Global Fixed Income Fund	13,155.3733	127,607
Loomis Bond Fund	15,591.1500	162,623
Loomis Retail Bond Fund	3,427.6429	35,750
Loomis Institutional Bond Fund	196.7894	2,054
Citi S&P 500 Index Fund	3,289.3590	38,288
Smith Barney Money Fund, Inc. Government Portfolio	55,172.6900	55,173

Total at December 31, 2001		$8,577,359

December 31, 2000	Shares	Current Value
Dreyfus Founders Growth Fund	108,599.1877	$1,523,738
MCM Stable Asset Fund	124,078.6278	1,442,534
Scudder Large Company Value Fund	59,663.4230	1,440,872
Wasatch Core Growth Fund	44,296.8930	1,271,916
Lazard Small Capital Portfolio	43,530.9451	785,298
USB International Equity Fund	51,552.6071	621,209
Credit Suisse Emerging Markets Fund	28,665.0090	240,786
Dreyfus GNMA Fund	14,502.1452	208,251
Strong Government Securities Fund	18,610.5789	197,086
Credit Suisse Global Fixed Income Fund	16,193.7267	157,241
Loomis Bond Fund	13,084.8709	144,588
Loomis Retail Bond Fund	3,174.6528	35,112
Citi S&P 500 Index Fund	462.2730	6,131
Smith Barney Money Fund, Inc. Government Portfolio	793.7200	794

Total at December 31, 2000		$8,075,556

4.    Investment in Carriage Services, Inc. Class A Common Stock

        The investment in Carriage Services, Inc. Class A common stock consisted of 100,265.2012 and 92,386.4028 shares of the Company's common stock at December 31, 2001 and 2000, respectively.

5.    Party-In-Interest Transactions

        During the years ended December 31, 2001 and 2000, the Plan engaged in purchase and sales transactions for shares of the Company's common stock, as follows:

	2001	2000
Balance at beginning of year	$144,400	$222,543
Purchases of the Company's common stock	121,596	213,297
Sales of the Company's common stock	(121,203)	(45,017)
Change in value of the Company's common stock	386,761	(246,423)

Balance at end of year	$531,554	$144,400

        The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions.

6.    Credit Risk

        The Plan provides for various investments in mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

7.    Tax Status

        On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS"). Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan. The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2001 and 2000.

SUPPLEMENTAL SCHEDULE

CARRIAGE SERVICES 401(K) PLAN

SCHEDULE H, Item 4i—ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

EIN:	76-0339922
PN:	001
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value**
Investments held in custody of Salomon Smith Barney, Inc.:
Dreyfus Founders Growth Fund	Mutual fund	$1,567,241	*
MCM Stable Asset Fund	Mutual fund	1,275,733	*
Scudder Large Company Value Fund	Mutual fund	1,477,732	*
Wasatch Core Growth	Mutual fund	1,672,328	*
Lazard Small Capital Portfolio	Mutual fund	936,186	*
UBS International Equity Fund	Mutual fund	477,230	*
Credit Suisse Emerging Markets Fund	Mutual fund	257,933
Dreyfus GNMA Fund	Mutual fund	268,843
Strong Government Securities Fund	Mutual fund	222,638
Credit Suisse Global Fixed Income Fund	Mutual fund	127,607
Loomis Bond Fund	Mutual fund	162,623
Loomis Retail Bond Fund	Mutual fund	35,750
Loomis Institutional Bond Fund	Mutual fund	2,054
Citi S&P 500 Index Fund	Mutual fund	38,288
Smith Barney Money Fund, Inc. Government Portfolio	Mutual fund	55,173

Total investments in mutual funds		8,577,359

Common Stock—Carriage Services, Inc.***	Common stock	531,554	*

Total assets held for investment purposes		$9,108,913

Participant Loans (bearing interest at rates ranging from 9.75% to 10.75%)	Loans	$234,536

*
Represents investments comprising at least 5% of net assets available for benefits.

**
Cost information is not presented because all investments are participant directed.

***
Represents a party-in-interest.

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REQUIRED INFORMATION
SIGNATURES
CARRIAGE SERVICES 401(K) PLAN TABLE OF CONTENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CARRIAGE SERVICES 401(K) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2001 and 2000
CARRIAGE SERVICES 401(K) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2001 and 2000
CARRIAGE SERVICES 401(K) PLAN NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
CARRIAGE SERVICES 401(K) PLAN SCHEDULE H, Item 4i—ASSETS HELD FOR INVESTMENT PURPOSES December 31, 2001